SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission file number 2-84723
THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
(Full Title of the Plan)
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033
(Name of Issuer of Securities Held Pursuant to the Plan and Address of Principal Executive Offices)

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 2006

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	At December 31,
	2005	2004
Assets

Participant-directed investments, at fair value (Note 2):

Vanguard Funds	$26,018	$22,893
Schering-Plough Stock Fund	5,115	4,321
Loans to Participants	1,607	1,632

Total investments	32,740	28,846

Receivables:
Employer contributions	62	98
Participant contributions	43	104

Total receivables	105	202

Net assets available for benefits	$32,845	$29,048

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	For the Years Ended
	December 31,
	2005	2004
Additions to net assets attributed to:

Investment income:
Dividend income, registered investment companies	$1,101	$435
Dividend income, Schering-Plough Stock Fund	49	41
Interest income, participant loans	84	81
Net appreciation in fair value of investments	203	2,224

Net investment income	1,437	2,781

Contributions:
Employer contributions	2,189	2,153
Participant contributions	3,065	3,065

Total contributions	5,254	5,218

Total additions	6,691	7,999

Deductions from net assets attributed to:

Benefits paid to participants	2,894	4,156

Net increase	3,797	3,843

Net assets available for benefits:

Beginning of year	29,048	25,205

End of year	$32,845	$29,048

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the Plan) is a defined contribution plan established effective April 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products LLC (the Sponsor or the Company) and any of its affiliated companies that adopt the Plan. Vanguard Fiduciary Trust Company (Vanguard), the recordkeeper, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. Banco Santander serves as the Plan’s trustee (the Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Generally, all Puerto Rico employees of Schering-Plough Products LLC and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment (see “Amendments to the Plan during 2005” below for additional information). The participants may elect to have contributions allocated to any of the investment funds available under the Plan.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Participant Contributions

The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf (Salary Deferral Contributions). Under the provisions of the Plan, Salary Deferral Contributions can range from 1 percent to 10 percent of the employee’s annual eligible compensation, in increments of 1 percent, subject to certain regulated limits.

Employer Matching Contributions

Effective January 1, 2004, the Company makes a matching contribution (dollar-for-dollar) up to 5 percent of annual eligible compensation for employees who elect to make Salary Deferral Contributions to the Plan.

Participant Accounts and Vesting

Each participant’s account is credited with all contributions and allocations of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. Participants have a non-forfeitable right to all contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions into any of the following Vanguard investment options:
•	Vanguard 500 Index Fund Investor Shares

•	Vanguard Explorer Fund Investor Shares

•	Vanguard Intermediate-Term Investment-Grade Fund Investor Shares

•	Vanguard International Growth Fund Investor Shares

•	Vanguard LifeStrategy Conservative Growth Fund

•	Vanguard LifeStrategy Growth Fund

•	Vanguard LifeStrategy Income Fund

•	Vanguard LifeStrategy Moderate Growth Fund

•	Vanguard Short-Term Investment-Grade Fund Investor Shares

•	Vanguard Treasury Money Market Fund

•	Vanguard U.S. Growth Fund Investor Shares

•	Vanguard Wellington Fund Investor Shares

•	Vanguard Windsor Fund Investor Shares

Participants may also direct contributions to the:
•	Schering-Plough Stock Fund — This fund is comprised of Schering-Plough Corporation common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50 percent of their Salary Deferral Contributions into this fund or allocate no more than 50 percent of the value of their accounts at the time of reallocation to this fund.

•	Repayment of Loans — Participants may borrow against their participant account balance in the Plan, up to the lesser of one-half of their account balance or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loans to Participants. The participant’s account balance would be reduced in the event of default. Participant loans bear fixed interest rates as determined to be reasonable by The Employee Benefits Committee. The fixed-interest rates for all participant loans outstanding during 2005 and 2004 ranged from 5 percent to 10.5 percent. Participant loans are repayable over periods not to exceed 5 years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years. An outstanding loan balance is due immediately upon the participant’s termination of service with the Company. Any unpaid participant loan amount thereafter will be deemed as defaulted and deducted from the participant’s account balance under the Plan.
Payment of Benefits

Upon the termination of service due to death, disability or retirement, a participant (or the participant’s beneficiary in the event of death) may elect to receive either a cash lump-sum amount, fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary, shares of Schering-Plough Corporation common stock (with respect to amounts invested in the Schering-Plough Stock Fund), or certain combinations of the foregoing. Notwithstanding the foregoing, if a participant’s account equals $5,000 or less as of the date of distribution, the account will be paid in a lump-sum. For termination of service due to other reasons, a participant may receive the value of the account as a lump-sum distribution. Alternatively, all participants whose account balances exceed $5,000 can elect to defer the receipt of their account up to age 70 1/2. Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 59 1/2.

Amendments to the Plan during 2005

Effective January 1, 2005, the Plan was amended to: (1) exclude individuals who the Company deems to be non-employees but who are reclassified as employees by a government agency or as a result of any proceeding from participating in the Plan; (2) permit the Schering-Plough Corporation Investment Committee to establish future investment funds in which participants may invest; (3) permit participants to direct the Trustee to transfer account assets directly to the trustee of another Puerto Rico qualified plan or to a Puerto Rico Individual Retirement Account upon a distribution event; and (4) make certain other technical changes to comply with applicable law.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant’s account value is expressed in units of participation rather than number of shares of Schering-Plough Corporation common stock.

The closing stock prices of Schering-Plough Corporation common stock at December 31, 2005 and 2004 were $20.85 and $20.88, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends received in the Schering-Plough Stock Fund are reinvested.

The net appreciation or depreciation in the fair value of investments consists of realized gain and losses and changes in unrealized gain or losses of these investments during the year. Realized gain or losses on investments are determined on the basis of average cost. Unrealized gain or losses on investments are based on changes in fair values of the investments during the reported periods.

Loans to Participants are valued at cost which approximates fair value.

Withdrawals and Benefit Payments

Withdrawals and benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and use assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA. Upon an event of whole or part termination of the Plan as defined under the Plan, the Sponsor may direct the Trustee or Plan Administrator to: (1)distribute the total assets in the affected participants’ accounts to the participants in cash or in-kind as permitted by applicable law; or (2) maintain the assets in the Trust and make distribution of benefits as such time and manner as though the Plan had not been terminated.

4.	INCOME TAX STATUS

The Plan was amended and restated effective January 1, 1995. The plan received a favorable determination letter dated February 18, 1997 issued by the Puerto Rico Department of the Treasury stating that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1995, as amended (the PR Code). The Plan was also amended effective January 1, 1996 and October 1, 1996 pursuant to Amendment

No. 2. The Puerto Rico Department of the Treasury issued a favorable determination letter dated April 14, 1997 in connection with the qualification of Amendment No. 2.

The Trust of the Plan is intended to be exempt from taxation under Section 1165(a) of the PR Code, and pursuant to Section 1022(i)(1) of ERISA under Section 501(a) of the United States Internal Revenue Code of 1986, as amended. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

As long as the Plan is qualified under the PR Code and related regulations, participants will generally not be taxed on salary-deferred contributions until the year received. In addition, the earnings attributable to such contributions held by the Trustee are also generally exempt from taxation until the taxable year in which they are withdrawn by or distributed to the participant.

The Plan’s tax counsel believes that the Plan is designed in compliance with the applicable requirements of the PR Code, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the PR Code.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Contributions are transmitted from the Trustee, Banco Santander, to the recordkeeper, Vanguard, which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on the participant loans. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by the recordkeeper. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2005 and 2004, the total market value of investments in the mutual funds managed by the recordkeeper was $26,018,000 and $22,893,000, respectively.

Certain Plan investments are shares of the common stock of Schering-Plough Corporation, which is the parent company of Schering-Plough Products LLC. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2005 and 2004, the total market value of investments in the Schering-Plough Stock Fund was $5,115,000 and $4,321,000, respectively. As of December 31, 2005 and 2004, the Plan held 13,627 and 11,492 units, respectively, of the Schering-Plough Stock Fund. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $49,000 and $41,000, respectively, from the Schering-Plough Stock Fund.

Certain administrative functions are performed by officers or employees of the Sponsor who also may be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

All plan administration expenses are paid by the Sponsor.

6.	SUBSEQUENT EVENT

On June 1, 2006 Schering-Plough Corporation announced changes to its manufacturing operations. It is expected that approximately 600 positions will be eliminated in Puerto Rico by December 31, 2006.

7. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
     During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
	(dollars in thousands)
*Vanguard 500 Index Fund Investor Shares	$275	$721
*Vanguard International Growth Fund Investor Shares	89	85
*Vanguard U.S. Growth Fund Investor Shares	32	13
*Schering-Plough Stock Fund	25	701
*Vanguard LifeStrategy Growth Fund	15	22
*Vanguard LifeStrategy Moderate Growth Fund	10	18
*Vanguard Explorer Fund Investor Shares	8	242
*Vanguard LifeStrategy Conservative Growth Fund	4	6
*Vanguard Wellington Fund Investor Shares	2	47
*Vanguard LifeStrategy Income Fund	(1)	4
*Vanguard Short-Term Investment-Grade Fund Investor Shares	(16)	(14)
*Vanguard Intermediate-Term Investment-Grade Fund Investor Shares	(27)	(5)
*Vanguard Windsor Fund Investor Shares	(213)	384

Net Appreciation in Fair Value of Investments	$203	$2,224

*	Permitted party-in-interest to the Plan.

8.	INVESTMENTS

The following investments represented 5 percent or more of the Plan’s net assets available for benefits at:

	December 31
	2005		2004
	(dollars in thousands)
*Vanguard 500 Index Fund Investor Shares, 83,672 and 80,061 shares, respectively	$9,616		$8,938

*Schering-Plough Stock Fund 13,627 and 11,492 units, respectively	5,115		4,321

*Vanguard Windsor Fund Investor Shares, 248,590 and 216, 376 shares, respectively	4,263		3,910

*Vanguard Treasury Money Market Fund, 3,309,325 and 3,202,520 shares, respectively	3,309		3,203

*Vanguard Explorer Fund Investor Shares, 33,463 and 27,633 shares, respectively	2,513		2,061

*Loan to Participants (various participants under the Plan)		**	1,632

*	Permitted party-in-interest to the Plan.

**	Less than 5 percent of the Plan’s net assets available for benefits at December 31, 2005

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
Employer Identification Number: 22-2626254
Plan number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer,
	Borrower, Lessor	Description of investment including maturity date, rate
	or Similar Party	of interest, collateral, par or maturity value		Current
			Cost	Value
				(dollars in
				thousands)

*	Vanguard	500 Index Fund Investor Shares	**	$9,616

*	Vanguard	Windsor Fund Investor Shares	**	4,263

*	Vanguard	Treasury Money Market Fund	**	3,309

*	Vanguard	Explorer Fund Investor Shares	**	2,513

*	Vanguard	Wellington Fund Investor Shares	**	1,508

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	**	1,246

*	Vanguard	Intermediate -Term Investment-Grade Fund Investor Shares	**	1,021

*	Vanguard	International Growth Fund Investor Shares	**	979

*	Vanguard	LifeStrategy Growth Fund	**	357

*	Vanguard	U.S. Growth Fund Investor Shares	**	354

*	Vanguard	LifeStrategy Moderate Growth Fund	**	343

*	Vanguard	LifeStrategy Income Fund	**	272

*	Vanguard	LifeStrategy Conservative Growth Fund	**	237

		Total Vanguard Registered Investment Company Funds		26,018

*	Schering - Plough	Schering-Plough Stock Fund	**	5,115
	Corporation

*	Various participants	Outstanding loan balance (interest rates ranging from 5.00% to 10.50%, maturing from 1 to 20 years)	**	1,607

		Total Assets Held at End of Year		$32,740

*	Permitted party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees’
Retirement Savings Plan

Date: June 26, 2006	By:	/s/ Vincent Sweeney

	Name:	Vincent Sweeney
	Title:	Plan Administrator